Exhibit 99.1
Conversion and Final Maturity of $300m 2.80%
Convertible Notes due 2011 issued by Subsea 7 Inc.
(ISIN: NO 0010315344) (the "Notes")

Luxembourg – June 6, 2011 - Subsea 7 S.A. (Oslo Børs: SUBC) (the “Company”) and Subsea 7 Inc. (the “Issuer”). The Company and the Issuer announces that 2,512,135 common shares of the Company have been delivered today following the conversion of Notes representing $62,100,000 par value of the outstanding Notes. These shares were delivered from existing shares held in treasury.

The remaining outstanding Notes representing $166,600,000 par value have been redeemed by the Issuer. The Notes will be delisted from the Oslo Stock Exchange with effect from the close of trading today.

As at June 6, 2011, Subsea 7 S.A. held indirectly 8,475,281 treasury shares representing 2.41% of the total number of issued shares. In addition, 583,000 shares were held in an employee benefit trust to support the 2009 Long-Term Incentive Plan and a further 1,612,140 shares were held in a separate employee benefit trust to support the restricted stock award plan. Total shares in issue, including treasury shares, of 351,793,731 remains unchanged.

Shareholders should continue to use the issued share capital of 351,793,731 as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change in their interest in, the Company.

This message is submitted on behalf of the Company and the Issuer.

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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For further information, please contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.